UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

Carbon Black, Inc.

(Name of Subject Company)

Carbon Black, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14081R103

(CUSIP Number of Class of Securities)

Eric J. Pyenson

Senior Vice President & General Counsel

Carbon Black, Inc.

1100 Winter Street

Waltham, Massachusetts 02451

(617) 393-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Kenneth J. Gordon, Esq.

James A. Matarese, Esq.

Blake Liggio, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 6, 2019 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Carbon Black, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Calistoga Merger Corp., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of VMware, Inc., a Delaware corporation (“VMware”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”) at a price per Share equal to $26.00, net to the seller of such Shares in cash, without interest and subject to any tax withholding required by applicable law. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by VMware and Merger Sub with the SEC on September 6, 2019, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 6, 2019, and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Supplemental Disclosures to Schedule 14D-9

The supplemental disclosures set forth below (the “Supplemental Disclosures”) should be read in conjunction with the Schedule 14D-9.  All page references in the information below are to pages in the Schedule 14D-9, and all defined and/or capitalized terms used below shall have the meanings set forth in the Schedule 14D-9. Paragraph references used herein refer to the Schedule 14D-9 before any additions or deletions resulting from the Supplemental Disclosures.

Item 2.         Identity and Background of Filing Person.

Item 2 (“Identity and Background of Filing Person”) of the Schedule 14D-9 is hereby amended and supplemented by replacing the fifth paragraph on Page 1 of the Schedule 14D-9 in the section titled “Tender Offer and Merger” in its entirety with the following:

“On September 26, 2019, the Offer was extended pursuant to the Merger Agreement. The Offer was previously scheduled to expire at midnight, New York City time, on Thursday, October 3, 2019. The expiration date of the Offer is extended to 5:00 p.m., New York City time, on Monday, October 7, 2019, unless it is extended further in accordance with the Merger Agreement.

This extension extends the expiration of the Offer beyond the end of the four-week waiting period contemplated by the Austrian Cartel Act, which is scheduled to expire at midnight, Central European Time, on Friday, October 4, 2019, unless extended by the Austrian Federal Competition Authority (the “Bundeswettbewerbsbehörde”). See Item 8 (“Additional Information”) hereof under the heading “Regulatory Approvals.”

As previously disclosed, the Merger remains expected to occur as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.”

Item 4.         The Solicitation or Recommendation.

Item 4 (“The Solicitation or Recommendation—Background of the Transactions; Reasons for the Recommendation of the Board—Background of the Transactions”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

(i) The paragraph on Page 15 of the Schedule 14D-9 that begins “On December 24, 2017 . . .” is hereby supplemented and amended by inserting the following sentence at the end of the paragraph:

“In May 2018, the Company completed its IPO.”

(ii) The paragraph on Page 18 of the Schedule 14D-9 that begins “On August 1, 2019 . . .” is hereby supplemented and amended by inserting the underlined words in the following sentences:

“On August 1, 2019, Morgan Stanley provided customary relationship disclosures with respect to VMware and its affiliates, to the Special Committee. The Special Committee considered the disclosures and determined that such relationships would not interfere with Morgan Stanley’s ability to provide financial advisory services to the Special Committee.”

Item 4 (“The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Summary of Financial Analyses”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

(i)            The section of the Schedule 14D-9 titled “Opinion of the Company’s Financial Advisor — Discounted Equity Value Analysis” is hereby supplemented by amending the paragraph on Page 34 that begins “To calculate the discounted equity value under the Street Case . . .” to insert the underlined words in the following sentences:

“To calculate the discounted equity value under the Street Case, Morgan Stanley used Street Case calendar year 2022 estimated revenue of $398 million. Based on the application of its professional judgment and experience, Morgan Stanley applied a forward AV/Revenue multiple range of 4.0x to 6.0x to this estimated revenue in order to reach a future implied aggregate value. Morgan Stanley then added the Street Case projected net cash from such aggregate value to reach a future implied equity value, which was then divided by the Company’s fully diluted share count as calculated under the treasury stock method, which was based on the basic shares, restricted stock units, and stock options outstanding as provided to Morgan Stanley by the Company.”

(ii)           The section of the Schedule 14D-9 titled “Opinion of the Company’s Financial Advisor — Discounted Equity Value Analysis” is hereby supplemented by amending the paragraph on Page 34 that begins “To calculate the discounted equity value under the Management Case . . .” to insert the underlined words in the following sentences:

“To calculate the discounted equity value under the Management Case, Morgan Stanley used Management Case calendar year 2022 estimated revenue. Based on the application of its professional judgement and experience, Morgan Stanley applied a forward AV/Revenue multiple range of 5.0x to 7.0x (such AV/Revenue multiple range chosen to reflect the superior growth prospects, among other factors, of the Management Case in calendar year 2022 and beyond relative to the Street Case) to this estimated revenue in order to reach a future implied aggregate value. Morgan Stanley then added the Management Case projected net cash from such aggregate value to reach a future implied equity value, which was then divided by the Company’s fully diluted share count as calculated under the treasury stock method, which was based on the basic shares, restricted stock units, and stock options outstanding as provided to Morgan Stanley by the Company.”

(iii)          The section of the Schedule 14D-9 titled “Opinion of the Company’s Financial Advisor — Discounted Equity Value Analysis” is hereby supplemented by amending the paragraph on Page 35 that begins “In each case . . .” to insert the underlined words in the following sentence:

“In each case, Morgan Stanley then discounted the resulting implied future equity value per share at a discount rate of 9.0%, which rate was selected based on our estimated mid-point cost of equity under the Capital Asset Pricing Model (“CAPM”) method, which utilizes a market risk premium, risk free rate based on the 10-year U.S. Treasury yield, and a predicted beta per Barra, to calculate the discounted equity value per Share, rounded to the nearest $1.00, as follows:”

(iv)          The section of the Schedule 14D-9 titled “Opinion of the Company’s Financial Advisor — Discounted Cash Flow Analysis” is hereby supplemented by amending the paragraph on Page 35 that begins “Morgan Stanley first calculated the estimated unlevered cash flows . . .” to insert the underlined words in the following sentences:

“Morgan Stanley first calculated the estimated unlevered cash flows, which were calculated as EBITDA (unburdened by stock based compensation) less (i) stock-based compensation expense, (ii) taxes, (iii) capital expenditures, and (iv) changes in net working capital. The Management Case included estimates from the financial forecasts prepared by Company management through 2024. Company management reviewed and approved extrapolations for the Management Case projections through 2029. For purposes of its valuation analysis, Morgan Stanley also included the value of existing and newly created tax attributes. Morgan Stanley, for purposes of calculating the tax savings from net operating loss utilization, assumed that the Company’s net operating losses are not limited by section 382 of the Code, have no expiration and are fully utilized over the projected period at the annual amounts available for utilization based on forecasted taxable earnings before taxes under the Management Case. Morgan Stanley also calculated a range of terminal values by applying perpetuity growth rates ranging from 2.0% to 4.0%, which range was selected by Morgan Stanley based upon the application of its professional judgment and experience, to ~~the~~ estimate~~d~~ the unlevered free cash flows of the Company after calendar year 2029.”

(v)           The section of the Schedule 14D-9 titled “Opinion of the Company’s Financial Advisor — Discounted Cash Flow Analysis” is hereby supplemented by amending the paragraph on Page 35 that begins “Morgan Stanley then discounted the unlevered free cash flows . . .” to insert the underlined words in the following sentences:

“Morgan Stanley then discounted the unlevered free cash flows, tax savings from net operating loss utilization and terminal values to present values as of August 20, 2019, using the mid-year discount convention and a range of discount rates from 8.0% to 10.0%, in order to reach an aggregate value. These discount rates were selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect the Company’s estimated weighted average cost of capital, which was calculated based on an estimated cost of equity under the CAPM method, which utilizes a market risk premium, risk free rate based on the 10-year U.S. Treasury yield, and a predicted beta per Barra, as well as an estimated post-tax cost of debt, with such estimated cost of equity and estimated post-tax cost of debt weighted based on the debt to total capitalization of the Company utilizing its current capital structure in order to calculate the Company’s estimated weighted average cost of capital.”

(vi)          The section of the Schedule 14D-9 titled “Opinion of the Company’s Financial Advisor — Discounted Equity Research Analysts’ Future Price Targets Analysis” is hereby supplemented by amending the paragraph on Page 37 that begins “For reference only . . .” to insert the underlined words in the following sentences and table:

“For reference only, and not as a component of its fairness analysis, Morgan Stanley reviewed and analyzed future public market trading price targets for the Shares prepared and published by equity research analysts prior to August 20, 2019 per Capital IQ, such equity research analysts being all of the analysts publishing research following the release of our second quarter earnings. These one-year forward targets reflected each analyst’s estimate of the future public market trading price of the Shares. The range of undiscounted analyst price targets for the Shares was $15.00 to $24.00 per share as of August 20, 2019.

	Undiscounted Analyst Price Targets ($)
Raymond James	24.00
KeyBanc	23.50
Robert W. Baird	22.00
J.P. Morgan	19.00
Cowen & Company	18.00
Morgan Stanley	15.00	”

Item 8.         Additional Information.

Item 8 (“Additional Information”) is hereby amended and supplemented as follows:

(i) The following paragraphs are added as new paragraphs to the end of the subsection titled “Regulatory Approvals” on Page 52 of the Schedule 14D-9:

“On September 23, 2019, the FCO granted clearance of the proposed transaction. Accordingly, the portion of the Regulatory Conditions to the Offer (as defined in the Offer to Purchase) relating to German regulatory clearance, expiration of the waiting period or disclaimer of jurisdiction has been satisfied.

On September 24, 2019, the Bundeswettbewerbsbehörde provided verbal confirmation that they do not have any objections or further questions on the proposed transaction, however, the four-week waiting period contemplated by the Austrian Cartel Act must first terminate before the transaction is considered to have been cleared by the Bundeswettbewerbsbehörde. The four-week waiting period will expire at midnight, Central European Time, on Friday, October 4, 2019, unless extended by the Bundeswettbewerbsbehörde contrary to the verbal confirmation.”

(ii) The following heading and paragraph are added to Page 53 of the Schedule 14D-9, after the paragraph entitled “Annual and Quarterly Reports”:

“Legal Proceedings Related to the Offer and the Merger.

On September 11, 2019, Bernard Winkler, a purported stockholder of the Company, filed a class action lawsuit against the Company, the Board, Merger Sub and VMware in the United States District Court for the District

of Delaware, captioned Winkler v. Carbon Black, Inc. et al., 1:19-cv-01704. The Winkler Complaint alleges, among other things, that the defendants violated Section 14(e) of the Exchange Act, and Rule 14d-9 promulgated thereunder, by causing the supposedly materially incomplete and misleading Schedule 14D-9 to be filed with the SEC on September 6, 2019, and that the Board violated Section 20(a) of the Exchange Act as control persons. As relief, the Winkler Complaint seeks, among other things, an injunction preventing consummation of the proposed transaction, rescission of the proposed transaction or rescissory damages in the event it is consummated, an accounting by defendants for all damages caused to the plaintiff and the class, and the award of attorneys’ fees and expenses. The Company, the Board, Merger Sub and VMware believe the Winkler Complaint lacks merit, and intend to defend vigorously against the Winkler Complaint and the other similar actions described below.

On September 13, 2019, John Bayles, a purported stockholder of the Company, filed a lawsuit against the Company and the Board in the United States District Court for the Southern District of New York, captioned Bayles v. Carbon Black Inc. et al., 1:19-cv-08543. Also on September 13, 2019, Michael Grobman, a purported stockholder of the Company, filed a lawsuit against the Company and the Board in the United States District Court for the Southern District of New York, captioned Grobman v. Carbon Black Inc. et al., 1:19-cv-08538.  Also on September 13, 2019, Stephen Bushansky, a purported stockholder of the Company, filed a lawsuit against the Company and the Board in the United States District Court for the District of Massachusetts, captioned Bushansky v. Carbon Black, Inc. et al., 1:19-cv-11951. On September 16, 2019, Jack Wolf, a purported stockholder of the Company, filed a class action lawsuit against the Company, the Board, Merger Sub and VMware in the United States District Court for the District of Delaware, captioned Wolf v. Carbon Black, Inc. et al., 1:19-cv-01739.  On September 17, 2019, Daniel Frey, a purported stockholder of the Company, filed a lawsuit against the Company and the Board in the United States District Court for the District of Colorado, captioned Frey v. Carbon Black, Inc. et al., 1:19-cv-02659.  Also on September 17, 2019, Brian Jacques, a purported stockholder of the Company, filed a lawsuit against the Company, the Board, Merger Sub and VMware in the United States District Court for the District of Massachusetts, captioned Jacques v. Carbon Black, Inc. et al., 1:19-cv-11971.  These actions, similar to the Winkler Complaint, all allege substantially similar claims that certain defendants caused a Schedule 14D-9 to be filed with the SEC on September 6, 2019 that was materially incomplete and misleading, including, as alleged in certain of the actions, with respect to sections of the 14D-9 entitled Background of the Transactions, Opinion of the Company’s Financial Advisor, and Certain Prospective Financial Information, and that, as alleged in certain of the seven actions, certain defendants are control persons of the Company. The Company, the Board, Merger Sub and VMware believe each of these complaints lack merit and intend to defend vigorously against such complaints.

Additional similar cases may also be filed in connection with the Offer or the Merger.

While the Company believes the legal proceedings related to the Offer and the Merger set forth above lack any merit and that the disclosures in the Schedule 14D-9 comply fully with applicable law, solely in order to avoid the expense and distraction of litigation, the Company has determined voluntarily to supplement the Schedule 14D-9 with the Supplemental Disclosures in Item 4 set forth above.

Nothing in the Supplemental Disclosures in Item 4 shall be deemed an admission of the legal necessity or materiality under applicable law of the Supplemental Disclosures in Item 4. To the contrary, the Company specifically denies all allegations that any of the Supplemental Disclosures in Item 4, or any other additional disclosures, were or are required.”

(iii) All references in Item 8 to “the end of October 3, 2019” are replaced with “the end of October 7, 2019.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 26, 2019

Carbon Black, Inc.

By:	/s/ Stephen Webber
Name:	Stephen Webber
Title:	Executive Vice President and Chief Financial Officer